Exhibit 5

May 19, 2015

Motorola Solutions, Inc.

1303 E. Algonquin Road

Schaumburg, Illinois 60196

Ladies and Gentlemen:

I refer to the Registration Statement on Form S-8 (the “Registration Statement”) to be filed by Motorola Solutions, Inc., a Delaware corporation (“Motorola Solutions”), with the Securities and Exchange Commission under the Securities Act of 1933, as amended, relating to 9 million shares of Common Stock of Motorola Solutions, $0.01 par value per share (“Motorola Solutions Common Stock”), authorized to be issued from time to time by Motorola Solutions under the Motorola Solutions Employee Stock Purchase Plan of 1999, as amended and restated on May 18, 2015 (the “Plan”). This opinion relates to the shares of Motorola Solutions Common Stock covered by the Registration Statement (the “Subject Shares”).

I am Lead Counsel, Corporate and Securities and Transactions, in the Law Department of Motorola Solutions and as such have acted as counsel to Motorola Solutions in connection with preparation of the Registration Statement and the Plan. As such counsel, it is my opinion that those Subject Shares when issued under the Plan, will be validly issued, fully paid and nonassessable. In arriving at the foregoing opinion, I have examined and relied upon, and am familiar with, originals or copies, certified or otherwise identified to my satisfaction, of such documents, corporate records, certificates of officers of Motorola Solutions and of public officials, and other instruments as I have deemed necessary or appropriate for the purposes of the opinion set forth above.

I consent to the use of this opinion as an exhibit to this Registration Statement. In giving this consent, I do not admit that I am within the category of persons whose consent is required by Section 7 of the Securities Act of 1933.

Very truly yours,

/s/ Kristin L. Kruska
Kristin L. Kruska
Lead Counsel
Corporate and Securities